Exhibit 99.170

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF

Fire & Flower Holdings Corp.

FOR THE THIRTEEN AND TWENTY-SIX WEEKS ENDED JULY 31, 2021 AND AUGUST 1, 2020 (UNAUDITED)

Fire & Flower Holdings Corp.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited) (In thousands of Canadian Dollars)

	As at July 31, 2021	As at January 30, 2021
	$	$
Assets
Current assets
Cash and cash equivalents	29,275	30,613
Restricted cash	3,948	4,254
Trade and other receivables	11,222	6,248
Merchandise inventories	14,462	9,838
Prepaid expenses, deposits, and other current assets	2,830	2,367
Total current assets	61,737	53,320
Non-current assets
Deposits	3,681	3,831
Property, plant and equipment, net (note 4)	47,685	43,355
Right-of-use assets, net (note 6)	41,803	40,500
Intangible assets, net (note 5)	57,194	58,570
Goodwill	13,754	13,806
Total assets	225,854	213,382
Liabilities
Current liabilities
Accounts payable and accrued liabilities	22,656	20,049
Income tax payable	2,726	2,037
Debentures and loans (note 7)	272	637
Deferred revenue	157	112
Provisions	2,249	2,672
Lease liabilities (note 6)	4,725	2,784
Total current liabilities	32,785	28,291
Non-current liabilities
Debentures and loans (note 7)	3,546	33,017
Derivative liability (note 7)	22,660	66,317
Lease liabilities (note 6)	43,144	43,122
Deferred tax liability	4,964	5,451
Other non-current liabilities	1,007	1,509
Total liabilities	108,106	177,707
Shareholders’ equity
Share capital	305,803	180,780
Common shares to be issued	-	112
Warrant reserve	-	4,874
Contributed surplus	5,240	1,056
Accumulated deficit	(193,295)	(151,147)
Total shareholders’ equity	117,748	35,675
Total liabilities and shareholders’ equity	225,854	213,382

Commitments and contingencies (notes 15)

Subsequent events (note 17)

/s/ “Trevor Fencott”	, Director	/s/ “Sharon Ranson”	, Director
Trevor Fencott		Sharon Ranson

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Fire & Flower Holdings Corp.

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Unaudited) (In thousands of Canadian Dollars, except per share information)

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	July 31, 2021	August 1, 2020	July 31, 2021	August 1, 2020
	$	$	$	$
Revenue (note 16)	43,306	28,593	87,390	51,715
Cost of goods sold (note 16)	27,133	18,643	54,699	34,230
Gross profit	16,173	9,950	32,691	17,485
Expenses
Selling, general and administrative (note 10)	14,605	9,523	30,137	19,442
Depreciation & amortization (notes 4, 5, 6)	4,182	2,987	8,511	6,012
Restructuring, impairment and other costs, net (note 11)	793	-	940	4,279
Total expenses	19,580	12,510	39,588	29,733
Loss from operations	(3,407)	(2,560)	(6,897)	(12,248)
Other income (expenses)
Gain (loss) on revaluation of derivative liability, net (note 7)	25,321	(18,330)	(28,789)	(14,714)
Finance costs, net	(1,096)	(8,191)	(4,407)	(14,857)
Total other income (expenses)	24,225	(26,521)	(33,196)	(29,571)
Income (loss) before tax	20,818	(29,081)	(40,093)	(41,819)
Current tax expense	(1,793)	-	(2,572)	-
Deferred tax recovery	425	-	517	-
Net and comprehensive income (loss)	19,450	(29,081)	(42,148)	(41,819)
Net income (loss) per share (note 9)
Basic	$0.06	$(0.18)	$(0.13)	$(0.26)
Diluted	$0.02	$(0.18)	$(0.13)	$(0.26)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Fire & Flower Holdings Corp.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited) (In thousands of Canadian Dollars, except common shares information)

	Common Shares	Share Capital	Shares to be issued	Debenture Equity	Warrant Reserve	Contributed Surplus	Deficit	Total Shareholders’ Equity
	#	$	$	$	$	$	$	$
Balance, January 30, 2021	232,114,180	180,780	112	-	4,874	1,056	(151,147)	35,675
Common shares cancelled - acquisition post-closing adjustment (note 3)	(536,786)	(53)	-	-	-	-	-	(53)
Common shares issued - At-the-Market offering (note 8)	8,170,900	7,618	-	-	-	-	-	7,618
Common shares issued - store and asset acquisitions (note 3)	88,386	100	-	-	-	-	-	100
Conversion of debentures (note 7)	90,256,617	102,843	-	-	-	-	-	102,843
Common shares issued - debenture interest (note 7)	2,859,255	1,602	-	-	-	-	-	1,602
Acquisition of Hifyre Inc. (note 3)	450,000	312	(112)	-	-	-	-	200
Warrants exercised (note 8)	10,505,779	12,599	-	-	(2,830)	-	-	9,769
Warrants expired (note 8)	-	-	-	-	(2,044)	2,044	-	-
Share-based compensation - options and restricted share units (note 8)	-	-	-	-	-	2,141	-	2,141
Options exercised (note 8)	1,155	2	-	-	-	(1)	-	1
Net loss and comprehensive loss	-	-	-	-	-	-	(42,148)	(42,148)
Balance, July 31, 2021	343,909,486	305,803	-	-	-	5,240	(193,295)	117,748

Balance, February 1, 2020	146,093,212	106,067	1,233	1,756	6,271	3,771	(72,188)	46,910
Common shares to be issued - acquisitions	-	-	920	-	-	-	-	920
Common shares to be issued - Ontario licences	800,000	632	-	-	-	-	-	632
April 2020 Debentures - warrants issued	-	-	-	-	808	-	-	808
Common shares issued - store acquisitions	2,408,715	1,397	(1,397)	-	-	-	-	-
Conversion of debentures - LP Debentures	12,173,912	14,244	-	-	-	-	-	14,244
Common shares issued - debenture interest	1,560,585	1,079	-	-	-	-	-	1,079
Debenture conversion option expiry - June 2019 Debentures	-	-	-	(1,756)	-	1,756	-	-
Acquisition of Hifyre Inc.	450,000	319	(118)	-	-	-	-	201
Share-based compensation - options	-	-	-	-	-	1,409	-	1,409
Options exercised	300,000	98	-	-	-	(36)	-	62
Warrants expired	-	-	-	-	(4,213)	4,213	-	-
Net loss and comprehensive loss	-	-	-	-	-	-	(41,819)	(41,819)
Balance, August 1, 2020	163,786,424	123,836	638	-	2,866	11,113	(114,007)	24,446

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Fire & Flower Holdings Corp.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) (In thousands of Canadian Dollars)

	Twenty-six Weeks Ended
	July 31, 2021	August 1, 2020
	$	$
Operating activities
Net loss and comprehensive loss	(42,148)	(41,819)
Items not affecting cash
Depreciation and impairment of capital assets (notes 4, 5, & 6)	9,304	10,291
Share-based compensation	1,851	1,409
Loss on revaluation of derivative liability	28,789	14,714
Transaction costs on issuance of debentures and loans	-	1,338
Interest expense on debentures and loans and other finance costs	2,340	11,951
Interest expense on lease liabilities (note 6)	2,199	1,506
Changes in non-cash working capital items (note 14)	(9,576)	6,082
Cash (used in) provided by operating activities	(7,241)	5,472
Investing activities
Acquisition of property, plant and equipment and intangible assets	(6,683)	(7,570)
Disposal of property, plant and equipment and intangible assets	-	1,898
Deposits related to acquisitions (note 3)	(600)	-
Asset acquisitions, net of cash acquired	-	(1,620)
Deposits related to right-of-use assets	(41)	(44)
Redemption of short-term investments	-	5,000
Cash (used in) provided by investing activities	(7,324)	(2,336)
Financing activities
Issuance of common shares and other equity securities (note 8)	7,777	-
Cash collateral for loans, credit facilities and letters of credit	306	(4,153)
Transaction costs on issuance of shares (note 8)	(159)	-
Proceeds from issuance of convertible debentures (note 7)	-	30,538
Cash transaction costs on debenture and loan issuances	-	(1,458)
Principal repayment on debentures and loans (note 7)	(109)	(27,245)
Interest paid on debentures and loans (note 7)	(68)	(1,057)
Exercise of warrants and options	9,770	62
Lease liability payments (note 6)	(4,290)	(2,683)
Cash provided by (used in) financing activities	13,227	(5,996)
Decrease in cash	(1,338)	(2,860)
Cash and cash equivalents, beginning of period	30,613	22,900
Cash and cash equivalents, end of period	29,275	20,040

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Twenty-six Weeks ended July 31, 2021 and August 1, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Fire & Flower Holdings Corp. (the “Company”) is a publicly traded company listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘FAF’. The Company is an independent cannabis retailer in Canada, with wholesale cannabis distribution and fulfilment business operations in Saskatchewan, Canada (“Open Fields Distribution”). The Company also operates a proprietary digital retail and analytics platform (the “Hifyre Digital Platform”) supporting e-commerce retail activities and providing a compliant technology system for cannabis licensed producers. The Company’s head office and registered office is located at 130 King Street West, Suite 2500, Toronto, Ontario, M5X 1C8, Canada.

The Company’s fiscal year ends on the Saturday closest to January 31.

2. BASIS OF PRESENTATION

Statement of Compliance and Presentation

The Company’s unaudited condensed interim consolidated financial statements for the thirteen and twenty-six weeks ended July 31, 2021 and August 1, 2020 (“Interim Financial Statements”), have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”. Accordingly, certain information and note disclosures normally included in the annual consolidated financial statements have been omitted or condensed, and these Interim Financial Statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the fiscal years ended January 30, 2021 and February 1, 2020 (“2020 Annual Consolidated Financial Statements”).

These Interim Financial Statements were authorized for issuance by the Board of Directors on September 13, 2021.

The Interim Financial Statements have been prepared in accordance with the same accounting policies and methods as the 2020 Annual Consolidated Financial Statements. The Company has not early adopted any standard, interpretation, or amendment that has been issued but is not yet effective.

Comparative Amounts

Certain amounts in the prior year have been reclassified to conform to the current year’s presentation. Reclassified amounts were not material to the consolidated financial statements and relate to the presentation within Selling, General and Administrative Expenses to include share- based compensation, marketing and promotion, and acquisition and business development costs, which were presented separately on the statements of income (loss) and comprehensive income (loss) in the prior year and for the thirteen weeks ended May 1, 2021 (Note 10).

The revenue amounts in the prior year have been aggregated into one line on the consolidated statements of income (loss) and comprehensive income (loss) under the current year’s presentation, with the same prior allocation by segment now disclosed in Note 16.

Significant Accounting Estimates and Judgments

The preparation of the interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, and these differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgment used in the preparation of the Interim Financial Statements are described in 2020 Annual Consolidated Financial Statements.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Twenty-six Weeks ended July 31, 2021 and August 1, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

COVID-19

In March 2020, COVID-19 resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures include the implementation of travel bans, self-imposed quarantine periods, social distancing and temporary closures of non-essential businesses.

For the thirteen and twenty-six weeks ended July 31, 2021, the Company has not recorded any adjustments to the carrying value of its assets as a result of the impact of the COVID-19 pandemic. However, it is not possible to reliably estimate the length and severity of these events and conclusively quantify the impact on the financial results and condition of the Company in future periods. If the impact of COVID-19 continues for an extended period, it may adversely affect the business operations and future financial results in a material manner.

For further details on the impact of COVID-19 on the Company’s operations, refer to Note 1 of the 2020 Annual Financial Statements.

3. ACQUISITIONS

Acquisition of Assets of Sarnia and Orangeville, Ontario locations

On April 13 and June 11, 2021 respectively, the Company entered into two asset purchase agreements (the “APAs”) to acquire the assets related to the operations of cannabis retail stores located in Sarnia and Orangeville, Ontario for aggregate purchase consideration of $1,600, subject to certain closing adjustments. Concurrently with the execution of the APAs, the Company entered into consulting services agreements with both sellers, pursuant to which it will receive fees based on operating performance of the store in exchange for providing (a) advisory and consulting services and (b) a non-exclusive licence to use certain of the Company’s intellectual property, including the “Fire & Flower” brand during the interim period prior to completion of the asset acquisitions. Both acquisitions are expected to be completed in September 2021, subject to the relevant regulatory requirements being met and approvals being obtained from the Alcohol and Gaming Commission of Ontario (“AGCO”). Both stores and retail licences are not currently owned by the Company but are operated pursuant to the terms of certain consulting service agreements entered into between the Company and the owners of such stores, which has resulted in the consolidation of both stores during the quarter.

As at July 31, 2021, the Company has paid $600 in deposits pursuant to the terms of the APAs, which will be applied against the final purchase price upon the final closing of the acquisitions and had issued 88,386 common shares of the Company. The assets acquired have been recorded at their respective estimated fair value at the acquisition dates. The identifiable tangible assets included inventory and leasehold improvements of $567. The intangible assets included licences for $1,032. A payable of approximately $900 remains outstanding, pending closing adjustments.

Fire & Flower U.S. Holdings Inc. (formerly American Acres Arrangement)

On February 22, 2021, the Company announced that it has entered into agreements with a Canadian private company, operating as “American Acres Managers” (“American Acres”) including an agreement to license the Company’s brand, store operating system and digital retail and analytics platform for cannabis dispensaries in the United States (“U.S.”), specifically the states of California, Arizona and Nevada. Under the agreement, the Company will have the option to acquire American Acres at a discount to fair market value (“American Acres Purchase Option”). The acquisition is expected to occur upon the federal legalization of adult-use cannabis in the U.S. or when otherwise permitted by the policies of the TSX or any other stock exchange on which the Company’s securities are listed for trading.

The American Acres Purchase Option was categorized as a financial instrument measured at fair value through profit or loss. As at July 31, 2021, the Company determined that the fair value of this option is nominal given the limited operational history (including revenue and cash flow projections), availability and reliability of market data for such operations, and uncertainty with respect to the probability and timing of federal legalization in the U.S. and other regulatory hurdles on the path to acquisition. The Company will be required to reassess the fair value estimate for the option every reporting period.

On August 10, 2021, the Company announced that American Acres had changed its name to Fire & Flower U.S. Holdings Inc. and opened its first Fire & Flower branded store in Palm Springs, California.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Twenty-six Weeks ended July 31, 2021 and August 1, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Post-Acquisition Adjustments

Friendly Stranger Holdings Corp.

Pursuant to the terms of the Friendly Stranger Holdings Corp. share purchase agreement, the Company held 4,854,369 common shares in escrow, a portion of which were to be released upon finalization of the post-closing adjustments. During the thirteen weeks ended July 31, 2021 upon finalization of post-acquisition adjustments, this resulted in 536,786 shares with a carrying value of $53 being cancelled.

Hifyre Inc.

During the thirteen weeks ended July 31, 2021, in accordance with the acquisition agreement of Hifyre Inc. dated July 20, 2018, the final installment of the purchase price consideration was settled with the issuance of 450,000 common shares with a carrying value of $312.

Details on this acquisition are described under Note 7 of the 2020 Annual Consolidated Financial Statements.

4. PROPERTY, PLANT AND EQUIPMENT

	Land and Buildings	Furniture and Fixtures	Leasehold Improvements	Computers and Equipment	Signage and Displays	Vehicles	Total
Cost	$	$	$	$	$	$	$
Balance, January 30, 2021	5,045	3,281	34,821	6,270	621	391	50,429
Additions	-	8	6,621	1,018	366	-	8,013
Impairment	-	(18)	(639)	(85)	(28)	-	(770)
Balance, July 31, 2021	5,045	3,271	40,803	7,203	959	391	57,672
Accumulated Depreciation
Balance, January 30, 2021	158	373	4,219	1,933	212	179	7,074
Depreciation	101	319	1,793	590	87	38	2,928
Impairment	-	(4)	-	-	(11)	-	(15)
Balance, July 31, 2021	259	688	6,012	2,523	288	217	9,987
Net Book Value
Balance, January 30, 2021	4,887	2,908	30,602	4,337	409	212	43,355
Balance, July 31, 2021	4,786	2,583	34,791	4,680	671	174	47,685

As at July 31, 2021, the amount of property, plant and equipment classified as under construction or development and therefore not being amortized was $5,411 (January 30, 2021: $15,759).

The Company recognized $755 in impairment charges in the thirteen weeks ended July 31, 2021 relating to the terminated retail location (August 1, 2020: $880).

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Twenty-six Weeks ended July 31, 2021 and August 1, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

5. INTANGIBLE ASSETS

	Trademarks & Customer List	Licenses	Software Development	Total
Cost	$	$	$	$
Balance, January 30, 2021	8,491	53,380	2,496	64,367
Additions	-	1,032	421	1,453
Balance, July 31, 2021	8,491	54,412	2,917	65,820
Accumulated Depreciation
Balance, January 30, 2021	586	4,571	640	5,797
Depreciation	214	2,097	518	2,829
Balance, July 31, 2021	800	6,668	1,158	8,626
Net Book Value
Balance, January 30, 2021	7,905	48,809	1,856	58,570
Balance, July 31, 2021	7,691	47,744	1,759	57,194

During the twenty-six weeks ended July 31, 2021, the Company capitalized $334 of internally developed software assets (August 1, 2020: $430).

6. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Right-of- use assets
	$
Beginning balance, January 30, 2021		40,500
Additions		4,436
Terminated locations		(379)
Depreciation expense for the period		(2,754)
Ending balance, July 31, 2021		41,803

Lease liabilities

Beginning balance, January 30, 2021		$45,906
Additions		4,395
Cash outflows in the period		(4,290)
Terminated locations		(341)
Accretion expense for the period ended		2,199
Ending balance, July 31, 2021		47,869

Current		4,725
Non-current		43,144

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Twenty-six Weeks ended July 31, 2021 and August 1, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

The lease liabilities are summarized in the below table:

Maturity analysis - contractual undiscounted cash flow	$
Less than one year	4,695
One year	9,232
Two years	8,500
Three years	6,941
Four years	6,448
Five years and beyond	24,214
60,030

Amounts recognized in the consolidated statement of loss and comprehensive loss	July 31, 2021
$
Expenses relating to variable lease payments not included in the measurement of lease liabilities	1,667
Income from subleasing right-of-use assets	66

During the thirteen and twenty-six weeks ended July 31, 2021 the Company incurred $38 of impairment on right-of-use assets net of associated lease liability payment obligation reductions (August 1, 2020: $Nil and $3,399). The impairment related to an existing lease where the location no longer met the provincial cannabis license regulations for a retail location.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Twenty-six Weeks ended July 31, 2021 and August 1, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

7. DEBENTURES AND LOANS, DERIVATIVE LIABILITY

Debentures and Loans balances outstanding:

	Contractual	Coupon	Principal Outstanding		Carrying Amount
	Maturity Date	Interest Rate	July 31, 2021	January 30, 2021	July 31, 2021	January 30, 2021
			$	$	$	$
Convertible debenture liability
April 2020 Debentures (1)	June 1, 2022	8.00%	-	29,407	-	16,364
Investor Debentures (1)	June 30, 2023	8.00%	2,407	25,990	1,568	14,931
			2,407	55,397	1,568	31,295
Term loans and credit facilities
Term loan	April 30, 2030	3.95%	2,250	2,359	2,250	2,359
Total debentures and loans			4,657	57,756	3,818	33,654
Current Portion			(223)	(219)	(272)	(637)
Long-term Portion			4,434	57,537	3,546	33,017

Derivative Liability balances outstanding:

	Contractual	Conversion	Equivalent Units		Carrying Amount
	Maturity Date	Price/ unit	July 31, 2021	January 30, 2021	July 31, 2021	January 30, 2021
		$/unit	#	#	$	$
Conversion option derivative liabilities
April 2020 Debentures	June 1, 2022	$0.50	-	29,407,000	-	21,355
Investor Debentures (1)	June 30, 2023	variable (1)	2,407,415	25,989,985	1,378	17,457
					1,378	38,812
Warrants recognized as derivative liability
Series B Warrants (1) (2)	September 30, 2022	variable	67,175,541	67,175,541	6,179	10,576
Series C Warrants (1) (3)	June 30, 2023	variable	133,390,789	133,390,789	15,103	16,929
					21,282	27,505
Total derivative liability					22,660	66,317
Long-term Portion					22,660	66,317

(1) For further details refer to Note 15 of the 2020 Annual Financial Statements.

(2) Exercisable after January 1, 2022.

(3) Exercisable after October 1, 2022.

Convertible debenture related activity is summarized below:

		Carrying Amount
	Principal Outstanding	Debenture component	Derivative liability – conversion option
	$	$	$
Balance, January 30, 2021	55,397	31,295	38,812
Loss on revaluation of derivative liability	-	-	35,012
Accretion and interest expense	-	2,281	-
Coupon interest payment in cash	-	(9)	-
Coupon interest payment in common shares	-	(1,602)	-
Debenture conversions - Investor Debentures	(23,583)	(13,643)	(24,245)
Debenture conversions - April 2020 Debentures	(29,407)	(16,754)	(48,201)
Balance, July 31, 2021	2,407	1,568	1,378

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Twenty-six Weeks ended July 31, 2021 and August 1, 2020 (Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Derivative liability activity related to warrants are summarized below:

July 31, 2021
$
Balance, January 30, 2021	27,505
Gain on revaluation	(6,223)
Balance, July 31, 2021	21,282

Measurement and sensitivity analysis as at July 31, 2021

During the thirteen and twenty-six weeks ended July 31, 2021, the revaluation of the warrants and the debenture conversion option derivative liabilities resulted in a gain of $25,321 and a loss of $28,789, respectively (August 1, 2020: $18,330 loss and $14,714 loss, respectively).

As at July 31, 2021, the derivative liabilities related to the Investor Debentures conversion option, Series B Warrants and Series C Warrants were revalued using the Monte-Carlo and trinomial tree model simulation valuation technique and the following inputs and assumptions: stock price of $0.93; risk-free interest rate range of 0.30% - 0.44%; and expected volatility of 61% - 78% based on historical trading data of the Company and its peers (January 30, 2021: $0.80 stock price, 0.14% - 0.16% risk-free interest rate range, and 80% - 82% expected volatility range). Volatility assumptions are a significant unobservable input to the estimate, mainly due to the limited available longer-term historical trading data for the Company and comparable companies in the industry, as well as the emerging market the Company operates in.

As at July 31, 2021, with all other variables held constant, a 5% increase and 5% decrease in volatility would have resulted in a change in the estimated fair values of the derivative liability instruments as follows:

Sensitivity Analysis		As at July 31, 2021
	Valuation Technique	Volatility - 5%	Volatility +5%
		$	$
Series B Warrants - amended	Monte-carlo	(1,201)	1,085
Series C Warrants - amended	Monte-carlo	(2,726)	3,768
Total		(3,927)	4,853

Conversion and Settlement of Convertible Debentures during the thirteen and twenty-six weeks ended July 31, 2021

Investor Debentures

On March 10, 2021, the Company’s $25,990 principal amount of 8.0% unsecured convertible debentures (the “Investor Debentures”) were converted. The debentures were held by 2707031 Ontario Inc., an indirect wholly-owned subsidiary of Alimentation Couche-Tard (“ACT”). For further details on the Investor Debentures refer to Note 15 of the 2020 Annual Financial Statements. $23,583 in principal of the Investor Debentures was early converted by the Company at the forced conversion price of $0.75. Accrued and unpaid interest of $366 was also settled at the time of conversion. A total of 31,932,547 common shares were issued upon principal conversion of the principal and settlement of the interest. The common shares issued had a value upon conversion of $37,888, which was comprised of the carrying values, as at the date of conversion, of the debenture liability ($13,643) and the corresponding conversion option derivative liability ($24,245).

The conversion option derivative liability was valued by taking the difference between the intrinsic value and the fair value of the debt portion. The intrinsic value and discounted cash flow approach utilized for the valuation of the debt portion had the following key inputs and assumptions: stock price of $1.25, and discount rate 31% - 35%.

As at July 31, 2021, $2,407 in principal of the Investor Debentures remained outstanding.

April 2020 Debentures

During the thirteen weeks ended May 1, 2021, the Company’s 8% secured convertible debentures with $29,407 in principal amount outstanding (the “April 2020 Debentures”) were early converted and settled at the conversion price of $0.50. Coupon interest of $1,139 was also settled in common shares at the conversion price of $0.50. A total of 61,091,318 common shares were issued for the principal conversions and interest settlement. The common shares issued had a value upon conversion of $64,955, which was comprised of the carrying values, as at the date of conversion, of the debenture liability ($16,754) and the corresponding conversion option derivative liability ($48,201).

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Twenty-six Weeks ended July 31, 2021 and August 1, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

The conversion option derivative liability was valued by taking the difference between the intrinsic value and the fair value of the debt portion. The intrinsic value and discounted cash flow approach utilized for the valuation of the debt portion had the following key inputs and assumptions: stock price of $1.36, and discount rate 26% - 32%.

8. SHAREHOLDERS’ EQUITY AND SHARE BASED ARRANGEMENTS

a) Share Capital

At-the-Market Offering

On December 3, 2020, the Company announced it has established an At-the-Market equity program (the “ATM Program”), under which the Company can issue and sell up to $15,000 of common shares from treasury to the public. All common shares sold under the ATM Program are sold through the TSX or another marketplace where the common shares are listed, quoted, or otherwise traded, at the prevailing market price at the time of sale. As at January 30, 2021, the Company issued 8,397,500 common shares for proceeds, net of transaction costs, of $7,071.

During the thirteen and twenty-six weeks ended July 31, 2021, the ATM Program was concluded, whereby the Company issued Nil and 8,170,900 common shares for proceeds, net of transaction costs, of $Nil and $7,618, respectively (August 1, 2020: $Nil).

Approval for Future Common Share Consolidations

On February 16, 2021, the Company filed the initial application to list its common shares on the Nasdaq. The listing remains subject to the review and approval of the Company’s application and the satisfaction of all applicable listing and regulatory requirements.

In connection with the Nasdaq listing application, on June 9, 2021, the Company’s shareholders passed a special resolution approving one or more future consolidations of the Company’s issued and outstanding common shares on the basis of a consolidation ratio to be selected by the Board of Directors of the Company (the “Board”) of up to 10 pre-consolidation common shares for one (1) post-consolidation common share. The ratio and timing of any future share consolidations will require approval by the Board and will be subject to TSX approval. The future share consolidation(s) would need to occur no later than June 9, 2022.

b) Warrants

The following is a summary of the movement in warrants outstanding:

	Twenty-six Weeks Ended July 31, 2021
	Warrants	Weighted Average Exercise Price[1]
	#	$
Balance, beginning of period	220,085,723	2.49
Exercised - Investor Warrants	(10,505,779)	0.93
Expired	(9,013,614)	1.41
Balance, end of period	200,566,330	2.67
Warrants recognized under derivative liability, end of period (note 7)	200,566,330	variable

(1)	For purposes of weighted average calculations, the exercise price is assumed to be $3.00 for Series C Warrants, and $1.875 for the Series B Warrants (note 7). Exercise price conditions are described under Note 15 of the 2020 Annual Financial Statements.

As at July 31, 2021, 200,566,330 warrant units were held by ACT (January 30, 2021: 211,072,109 units). During the twenty-six weeks ended July 31, 2021, 10,505,779 series A-3 warrants held by ACT were exercised for cash proceeds of $9,769 (August 1, 2020: $Nil).

For further details on the investor warrants held by ACT, see Note 15 of the 2020 Annual Financial Statements.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Twenty-six Weeks ended July 31, 2021 and August 1, 2020 (Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

c) Stock Options

The following is a summary of the movement in stock options outstanding:

	Twenty-six Weeks Ended July 31, 2021
	Options	Weighted Average Exercise Price
	#	$
Balance, beginning of period	14,595,199	0.88
Issued	4,069,056	1.23
Exercised	(1,155)	0.60
Forfeited	(236,424)	0.83
Balance, end of period	18,426,676	0.96
Exercisable balance, January 30, 2021	6,263,692	0.83
Exercisable balance, July 31, 2021	11,087,992	0.95

The fair value of the options granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Twenty-six Weeks July 31, 2021
Options issued (#)	4,069,056
Expected option lives range in years	6
Volatility range, based on comparable companies	85%
Risk-free interest rate range	0.76%
Share price range	$0.93 - $1.19
Exercise Price range	$0.93 - $1.23
Dividend yield	nil

The Company’s stock option plan (the “2021 Option Plan”), as ratified by the Company’s shareholders in June 2021, authorizes the Board to grant options to any bona fide Director, Officer, Employee, Management Company Employee, Consultant or Company Consultant (as such terms are defined in the 2021 Option Plan). The aggregate number of common shares from treasury that may be granted under the 2021 Option Plan and under all other Share Compensation Arrangement (as defined in the 2021 Option Plan) shall not exceed 10% of the issued and outstanding common shares as at the date of such grant. The exercise price of options granted may not be less than the Market Price (as defined in the 2021 Option Plan) at the time such option is granted. The term of any common share option grant cannot exceed ten (10) years and is subject to vesting conditions as determined at the discretion of the Board, with the default standard vesting schedule set at 1/3 on the date that is one year from the effective date of the option grant, and 1/36 each month thereafter. Certain outstanding stock options were issued under the Company’s previous stock option plan (the “2019 Option Plan”). The 2021 Option Plan includes an update to the definition of “Change of Control” from the 2019 Option Plan, which increases the proportion of voting shares required for a “Change of Control” event to occur from more than 20% to more than 50%, and updates vesting provisions to require a double trigger for acceleration of vesting following a Change of Control.

The holders of 7,165,000 stock options issued under the 2019 Option Plan agreed to amend the vesting conditions of their options to reflect the “Change of Control” definition and double-trigger acceleration set out in the 2021 Option Plan.

As at July 31, 2021, 7,233,750 stock options remain under the terms of the 2019 Option Plan and previous “Change of Control” definition and became fully vested following the exercise of the series A-3 warrants by ACT, which resulted in ACT holding greater than 20% of the issued and outstanding common shares. As a result of the accelerated vesting, $560 additional share-based compensation expense was incurred during the thirteen weeks ended July 31, 2021.

d) Treasury-settled Restricted Share Units (“RSU”)

Under the Company’s Treasury Performance and Restricted Share Unit Plan, 851,833 RSUs were issued to employees of the Company during the twenty-six weeks ended July 31, 2021 (August 1, 2020: Nil). An RSU represents the right to receive a common share of the Company at settlement, or with the consent of the Company, to receive the cash equivalent of a common share at the time of settlement, less applicable tax-related withholdings. The share-based compensation expense is recognized using the graded vesting method, where the estimated fair value of RSUs is amortized, by tranche, on a straightline basis over the vesting period, and accumulates in contributed surplus until settlement/redemption of the RSU by the holder.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Twenty-six Weeks ended July 31, 2021 and August 1, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Of the RSUs issued, 335,313 units vested immediately as settlement of bonus liability accrued in the prior fiscal year, while the remaining 516,520 units vests over 3 years at the annual anniversary date from the issuance. The estimated fair value was $907, with $391 recognized in contributed surplus during the twenty-six weeks ended July 31, 2021, of which $342 related to RSUs issued to settle bonus liability, and $49 recognized as share-based compensation expense surplus during the twenty-six weeks ended July 31, 2021.

As at July 31, 2021, 851,833 RSUs were issued and outstanding (January 30, 2021: Nil), with 516,520 units remaining unvested.

9. INCOME (LOSS) PER COMMON SHARE

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	July 31, 2021	August 1, 2020	July 31, 2021	August 1, 2020
Income (loss) attributable to common shares ($)	19,450	(29,081)	(42,148)	(41,819)
Dilutive effect on income	(13,052)	-	-	-
Adjusted net loss attributable to common shares	6,398	(29,081)	(42,148)	(41,819)
Weighted average number of shares outstanding - basic (#)	336,778,413	160,081,968	316,848,163	158,863,090
Dilutive effect of convertible debentures outstanding	2,407,415	-	-	-
Dilutive effect of options and RSUs outstanding	4,340,635	-	-	-
Dilutive effect of warrants outstanding	4,091,610	-	-	-
Weighted average number of shares outstanding - diluted (#)	347,618,073	160,081,968	316,848,163	158,863,090
Income (loss) per common share, basic ($)	0.06	(0.18)	(0.13)	(0.26)
Income (loss) per common share, diluted ($)	0.02	(0.18)	(0.13)	(0.26)

Basic loss per share and diluted loss per share were the same for the twenty-six weeks ended July 31, 2021 and the thirteen and twenty-six weeks ended August 1, 2020, as the exercise of any potentially dilutive instruments would be anti-dilutive.

10. EXPENSES BY NATURE

Below are the expenses by nature included in selling, general and administrative expenses:

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	July 31, 2021	August 1, 2020	July 31, 2021	August 1, 2020
	$	$	$	$
Selling, general and administrative expenses
Salaries and benefits	7,739	5,563	16,094	10,972
Facility expenses	1,877	1,016	3,862	2,096
Professional and consulting fees	1,141	628	2,526	1,428
Marketing and promotion	862	260	1,772	436
Administrative	1,408	1,343	2,984	2,823
Share-based compensation (note 8)	1,319	711	1,851	1,409
Professional fees related to financing activities	22	-	400	92
Acquisition and business development costs	237	2	648	186
Total selling, general and administrative expenses	14,605	9,523	30,137	19,442

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Twenty-six Weeks ended July 31, 2021 and August 1, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

11. RESTRUCTURING AND IMPAIRMENT COSTS, NET

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	July 31, 2021	August 1, 2020	July 31, 2021	August 1, 2020
	$	$	$	$
Impairment of fixed and intangible asset (notes 4, 5)	755	-	755	880
Impairment of ROU assets, net of lease liability remeasurement (notes 6)	38	-	38	3,399
Restructuring charges	-	-	147	-
	793	-	940	4,279

During the thirteen and twenty-six weeks ended July 31, 2021, additional severance costs of $Nil and $147, has been included under restructuring charges as part of the Company’s formal plan to improve operational efficiency and performance (August 1, 2020: $Nil).

During the thirteen and twenty-six weeks ended July 31, 2021, the Company incurred $38 of impairment on right-of-use assets net of associated lease liability payment obligation reduction (August 1, 2020: $Nil and $3,399). The impairment related to an existing lease where the location no longer met the provincial cannabis license regulations for a retail location. The Company recognized impairment on property and equipment of $755 relating to the terminated retail location (August 1, 2020: $Nil and $880).

12. FINANCIAL INSTRUMENTS

A detailed description of the Company’s financial assets and financial liabilities and its associated risk management in respect thereof is provided in the 2020 Annual Consolidated Financial Statements. There have been no significant changes in the business and economic circumstances and the related financial risks that affect the Company’s valuation of financial assets and financial liabilities since January 30, 2021.

The following table provides the fair value measurement hierarchy of the Company’s financial assets and liabilities measured as at July 31, 2021 and January 30, 2021:

As at July 31, 2021	Total - Carrying Amount	Total - Fair Value	Level 1	Level 2	Level 3
	$	$	$	$	$
Debentures and loans (note 7)	3,856	3,818	-	2,250	1,568
Derivative liability (note 7)	22,660	22,660	-	-	22,660

As at January 30, 2021	Total - Carrying Amount	Total - Fair Value	Level 1	Level 2	Level 3
	$	$	$	$	$
Debentures and loans (note 7)	33,654	33,654	-	2,359	31,295
Derivative liability (note 7)	66,317	66,317	-	-	66,317

There were no transfers between Level 1, Level 2, or Level 3 during the thirteen and twenty-six weeks ended July 31, 2021.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Twenty-six Weeks ended July 31, 2021 and August 1, 2020
 (Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

13. RELATED PARTY TRANSACTIONS

During the thirteen and twenty-six weeks ended July 31, 2021, the following transactions occurred with ACT:

●	$23,583 in convertible debenture conversions (note 7), and $97 and $463 of coupon interest settlement, respectively (August 1, 2020: $1,039 and $1,039, respectively).

●	exercised 10,505,779 warrants and the Company received gross proceeds of $9,769 (August 1, 2020: $Nil);

●	Sub-lease rental and management fee charges of $61 and $123, respectively, were incurred for certain retail locations where the Company has sub-lease arrangements with ACT (August 1, 2020: $Nil and $Nil, respectively).

As at July 31, 2021, $429 of capital expenditure charges remain payable to ACT, and was recognized under Other Liabilities (January 30, 2021: $429).

ACT’s strategic investment, including convertible debenture and warrants balances are described further under Note 7 and under Note 15 of the 2020 Annual Financial Statements.

As at July 31, 2021, Millstone Investment Limited Partnership, a private company controlled by the Chief Executive Officer, held an approximate 10% interest in Fire & Flower U.S. Holdings Inc., which has entered into a licensing agreement and purchase option agreement with the Company as described in Note 3.

14. SUPPLEMENTAL CASH FLOW INFORMATION

	Twenty-six Weeks Ended
	July 31, 2021	August 1, 2020
	$	$
Changes in non-cash working capital - operating activities
Merchandise inventories	(4,624)	(2,372)
Trade and other receivables	(4,974)	(209)
Deposits held in trust	670	(304)
Prepaid expenses and other current assets	(383)	2,846
Deferred revenue	45	155
Accounts payable, accrued liabilities and other	(310)	5,966
Total	(9,576)	6,082

Non-cash investing and financing activities
Acquisition of property, plant and equipment and intangible assets - working capital	(2,683)	(244)

Non-cash investing and financing activities disclosed in other notes are:

●	Acquisition of ROU assets - Note 6

●	Conversion and settlements of debentures and coupon interest via issue of common shares - Note 7

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Twenty-six Weeks ended July 31, 2021 and August 1, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

15. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company is involved in certain claims and litigation on matters related to employment and lease arrangements. The Company views these as routine litigation matters that the Company is expected to be involved with in the normal course of business. Certain outcomes of these matters are uncertain, and therefore there can be no assurance that such matters will be resolved in the Company’s favour.

On April 28, 2021, the Company was served with a Notice of Civil Claim in the Supreme Court of British Columbia by Flora (Dawson Creek) enterprises Inc., Flora (Prince George) Enterprises Inc. and Tridelion Enterprises Inc., as plaintiffs, with respect to four asset purchase agreements for cannabis retail store locations in Kamloops, Vernon, Prince George and Quesnel, British Columbia which the parties agreed to terminate on April 6, 2020. The claim alleges breach by the Company of the asset purchase agreements and seeks an undefined amount of damages, a portion of which includes claims for the remainder of the purchase price under the terminated asset purchase agreements related to such cannabis retail stores, totalling approximately $8 million.

The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. As at July 31, 2021, based on information available, the Company has not recognized any legal provisions with respect to the above described matter.

As at July 31, 2021, the Company is not aware of and has not identified any other legal proceedings that it reasonably expects could have a material adverse effect on the Company’s financial position, results of operations or cash flows.

16. SEGMENTED INFORMATION

The Company’s reportable segments, organized based on products and services, are as follows: (1) The retail segment which sells cannabis products and accessories to the adult-use market in provinces where the sale of cannabis by private retailers is legal, and operates under retail banners Fire & Flower™, Friendly Stranger™, Happy Dayz™, and Hotbox™; (2) The wholesale distribution segment which distributes cannabis products and accessories; and (3) The digital platform segment which develops digital experiences and retail analytical insights.

The Chief Operating Decision Maker (“CODM”) assesses segment performance based on segment operating income or loss. During the quarter ended July 31, 2021, certain departmental costs previously presented under the Retail segment and their allocation to the other business lines and corporate segments were updated to better reflect how the Company services its customers and markets. Comparative period selling, general and administrative expense within the segments have been reclassified to conform to the current period’s presentation.

All segments operate within Canada. Information on the Company’s reporting segments are detailed below.

Information about reportable segments Thirteen weeks ended July 31, 2021	Retail	Wholesale distribution	Digital platform	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	31,842	7,797	3,667	-	-	43,306
Intercompany revenues[1]	-	2,959	1,266	-	(4,225)	-
Total revenues	31,842	10,756	4,933	-	(4,225)	43,306
Cost of sales	(21,113)	(6,155)	-	-	135	(27,133)
Intercompany cost of sales	-	(2,591)	-	-	2,591	-
Gross profit	10,729	2,010	4,933	-	(1,499)	16,173
Selling, general and administrative expenses	(11,769)	(319)	(1,461)	(2,322)	1,266	(14,605)
Depreciation and amortization	-	-	-	(4,182)	-	(4,182)
Restructuring and impairment costs, net	-	-	-	(793)	-	(793)
Segment income (loss) from operations	(1,040)	1,691	3,472	(7,297)	(233)	(3,407)

1. Sales between segments are made at prices that approximate market prices.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Twenty-six Weeks ended July 31, 2021 and August 1, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Information about reportable segments Twenty-six Weeks ended July 31, 2021	Retail	Wholesale distribution	Digital platform	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	65,461	15,425	6,504	-	-	87,390
Intercompany revenues[1]	-	6,277	2,445	-	(8,722)	-
Total revenues	65,461	21,702	8,949	-	(8,722)	87,390
Cost of sales	(43,341)	(12,324)	-	-	966	(54,699)
Intercompany cost of sales	-	(5,316)	-	-	5,316	-
Gross profit	22,120	4,062	8,949	-	(2,440)	32,691
Selling, general and administrative expenses	(23,059)	(762)	(3,011)	(5,750)	2,445	(30,137)
Depreciation and amortization	-	-	-	(8,511)	-	(8,511)
Restructuring and impairment costs, net	-	-	-	(940)	-	(940)
Segment income (loss) from operations	(939)	3,300	5,938	(15,201)	5	(6,897)

1. Sales between segments are made at prices that approximate market prices.

As at July 31, 2021
Total non-current assets	160,987	1,926	1,204	-	-	164,117
Total assets	206,537	13,105	5,600	612	-	225,854
Total non-current liabilities	48,502	202	-	26,617	-	75,321
Total liabilities	69,634	7,851	2,660	27,961	-	108,106

Information about reportable segments Thirteen weeks ended August 1, 2020	Retail	Wholesale distribution	Digital platform	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	23,358	4,301	934	-	-	28,593
Intercompany revenues[1]	-	3,035	1,214	-	(4,249)	-
Total revenues	23,358	7,336	2,148	-	(4,249)	28,593
Cost of sales	(15,706)	(2,937)	-	-	-	(18,643)
Intercompany cost of sales	-	(3,026)	-	-	3,026	-
Gross profit	7,652	1,373	2,148	-	(1,223)	9,950
Selling, general and administrative expenses	(5,703)	(263)	(1,058)	(2,499)	-	(9,523)
Depreciation and amortization	-	-	-	(2,987)	-	(2,987)
Segment income (loss) from operations	1,949	1,110	1,090	(5,486)	(1,223)	(2,560)

1. Sales between segments are made at prices that approximate market prices.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Twenty-six Weeks ended July 31, 2021 and August 1, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Information about reportable segments Twenty-six Weeks ended August 1, 2020	Retail	Wholesale distribution	Digital platform	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	41,807	8,168	1,740	-	-	51,715
Intercompany revenues[1]	-	5,438	2,362	-	(7,800)	-
Total revenues	41,807	13,606	4,102	-	(7,800)	51,715
Cost of sales	(28,572)	(5,658)	-	-	-	(34,230)
Intercompany cost of sales	-	(5,344)	-	-	5,344	-
Gross profit	13,235	2,604	4,102	-	(2,456)	17,485
Selling, general and administrative expenses	(11,870)	(521)	(2,218)	(4,833)	-	(19,442)
Depreciation and amortization	-	-	-	(6,012)	-	(6,012)
Restructuring and impairment costs, net	-	-	-	(4,279)	-	(4,279)
Segment income (loss) from operations	1,365	2,083	1,884	(15,124)	(2,456)	(12,248)

1. Sales between segments are made at prices that approximate market prices.

As at January 30, 2021
Total non-current assets	158,037	1,993	32	-	-	160,062
Total assets	200,499	8,785	3,444	654	-	213,382
Total non-current liabilities	50,208	5	54	99,149	-	149,416
Total liabilities	67,637	5,522	2,703	101,845	-	177,707

17. SUBSEQUENT EVENTS

Asset Purchase Agreement of Wikileaf

On August 4, 2021, the Company entered into a definitive asset purchase agreement with Wikileaf Technologies Inc. and certain subsidiaries. Pursuant to the agreement Hifyre will acquire certain digital assets and intellectual property rights from the subsidiaries of Wikileaf. Total consideration for the purchase is $7.5 million, payable in common shares of Fire & Flower based upon the Company’s 10-day volume weighed average price. The transaction is anticipated to close during the Company’s fiscal third quarter and is subject to the satisfaction or waiver of all conditions in the asset purchase agreement and applicable regulatory and Wikileaf shareholder approvals.

Share Purchase Agreement of PotGuide

On August 26, 2021, the Company entered into a definitive share purchase agreement for all the issued and outstanding shares of PGED, the Denver, Colorado based operator of PotGuide.com. Total consideration for the purchase is approximately US$8.5 million, payable in US$4.0 million cash and 5,798,050 common shares of the Company based on the Company’s 10-day volume weighted average price on the Toronto Stock Exchange (“TSX”). The acquisition is expected to close during the Company’s fiscal third quarter and is subject to the satisfaction or waiver of all conditions in the share purchase agreement, including the receipt of applicable regulatory and TSX approvals.

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